FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Special
	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of August 2002 (August 15, 2002)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


This Special Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799, 33-46196, 33-50222, 33-62008, 33-71446, 33-81272, 33-86358, 33-89584, 33-90188, 33-91626,
33-94866, 333-4962, 333-6188, 333-6190, 333-6324, 333-6896, 333-7466,
333-8744, 333-9112, 333-9114, 333-9204, 333-9206, 333-9530, 333-10168,
333-10338. 333-10624 and 333-13556 filed by the Registrant under the Securities Act of 1933.



Annexed hereto as Exhibit A is an announcement that Mr. Bert C. Roberts retired from the Board of Directors of The News Corporation Limited on August 14, 2002. This announcement was released to the Australian Stock Exchange ("ASX") on August 15, 2002.











































	SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	August 15, 2002			By:	/s/ Arthur M. Siskind
						Arthur M. Siskind
						Director





	EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Announcement by The News Corporation Limited,
	released to the ASX on August 15, 2002.				6



































EXHIBIT A


THE NEWS CORPORATION LIMITED
A.C.N. 007 910 330
2 Holt Street, Surry Hills, NSW, 2010


Companies Announcement Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000


Dear Sir


RETIREMENT OF DIRECTOR


In accordance with Listing Rule 3.16, we advise that Mr. Bert C.
Roberts, Jr. retired from the Board of the Company on 14 August 2002.



Yours faithfully,


KEITH D BRODIE
Company Secretary